UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact June | 2021

Azul Announces Pricing of Offering of Senior Notes

São Paulo, June 10, 2021 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL) (“Company”) announces today that its affiliate company, Azul Investments LLP (the “Issuer”), has priced an offering of US$600 million aggregate principal amount of 7.250% Senior Notes due 2026 (the “Notes”) in a transaction exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”) (“Offering”). The Notes will be guaranteed by the Company and Azul Linhas Aéreas Brasileiras S.A. and the Company intends to use the net proceeds of the offering for general corporate purposes. The Issuer expects to deliver the Notes on or about June 15, 2021.

The Offering is being conducted in accordance with the procedures set forth in Rule 144-A of the Securities Act of 1933, as amended (the “Securities Act”) and in Regulation S, both issued by the Securities and Exchange Commission of the United States of America.

This Material Fact is disclosed for information purposes only and shall not, in any circumstances, be construed as an investment recommendation, nor as an offer to purchase or to sell nor a solicitation of an offer to buy any securities. The Notes have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

The Notes have not, and will not, be registered with the Comissão de Valores Mobiliários, “CVM”. Any public offering or distribution of securities in Brazil, as defined by Brazilian laws and regulations, must be registered or must be expressly exempt from registration with the CVM, pursuant to Law No. 6,385 of December 7, 1976. The Notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offer or distribution in accordance with Brazilian laws and regulations.

Azul will keep all shareholders and the market in general informed about the Offering.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 10, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer